

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2021

Angeliki Frangou
Chief Executive Officer
Navios Maritime Partners L.P.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

    Re: Navios Maritime Partners L.P.
      Registration Statement on Form F-4
      Filed January 15, 2021
      File No. 333-252139

Dear Mr. Frangou:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed November 15, 2021

Questions and Answers About the Merger and the Special Meeting
What are the material U.S. federal income tax consequences of the Merger to holders of Navios Containers Public Units? , page 6

1. Please file an opinion as to the material tax consequences of the Merger. See Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Opinion of Financial Advisor to the Navios Containers Conflicts Committee, page 55

2. We note your disclosure that Pareto Securities SA delivered its opinion to the Navios Containers Conflicts Committee to the effect that the Exchange Ratio was fair, from a financial point of view, to the holders of the Navios Containers Public Units. For each

valuation analysis performed by Pareto to render the fairness opinion, please disclose the valuation or valuation range yielded as a result of such analysis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Philip Richter